ENTOURAGE MINING LTD.

Management Discussion and Analysis

Interim Report March 31, 2007

This Management Discussion and Analysis of Entourage Mining Ltd. (the “Company”) provides analysis of the Company’s financial results for three-month period ended March 31, 2007.  The following information should be read in conjunction with the accompanying un-audited financial statements and the notes to un-audited financial statements.

1.1 Date of Report

May 30, 2007

1.2 Overall Perfomance

Nature of Business and Overall Performance

The Company’s shares have been publicly traded since February 2nd, 2004 when the Company was called for trading on the Over-the-Counter Bulletin Board in the United States under the symbol ETGMF.  The Company is a reporting issuer in both the United States and in British Columbia.

Entourage Mining Ltd. (“Entourage”, the “Company” or “We”) was originally incorporated under the name, Entourage Holdings Ltd., pursuant to the Company Act (British Columbia) on June 16, 1995.  On June 25, 1996, we changed our name to Entourage Mining Ltd.  On February 18, 1998, we became a reporting Issuer as defined under the Securities Act of the Province of British Columbia in British Columbia, Canada.

We have one subsidiary company, Entourage USA Inc., domiciled in Reno, Nevada.  This subsidiary is used to acquire additional exploration properties in the United States of America.

We are a natural resource company engaged in the acquisition and exploration of natural resource properties.  We commenced operations in 1996 and currently have entered into four option agreements:

•

to acquire a fifty per cent (50%) interest in four claim blocks totaling 16,900 hectares of prospective uranium property situated at Hatchet Lake on the Athabasca Basin of north-central Saskatchewan; and

•

to acquire a 100% interest in the 72 gold-silver Black Warrior claims situate in Esmeralda County, Nevada, USA, of which a total 20% interest has been optioned by us to two other companies;

•

to acquire an 80% interest in 520 prospective diamond exploration claims situated in the Forte a la Corne/Smeaton area of central Saskatchewan; and

•

to acquire a one hundred per cent (100%) interest in 44 claim uranium prospective claim blocks in Costebelle Township known as the Doran property;

and we intend to seek and acquire additional properties worthy of exploration and development.

Entourage is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of the properties, and further exploration will be required before a final evaluation as to the economic and legal feasibility of all of our claims is determined.

1.2.1 Mineral Properties: Background and Agreements

1.2.1(a) Hatchet Lake Properties

By agreement dated April 7, 2005 as amended October 20, 2005, the Company obtained an option to acquire a 50% right in a certain prospective mineral property located in the Athabaska Basin area of Saskatchewan (the “Hatchet Lake Property”) in consideration for:

(i)

a cash payment of $220,000 on or before November 15, 2005 (paid);

(ii)

making the following exploration expenditures on the property:

(iii)

$100,000 on or before December 31, 2005 (completed February 2, 2006);

(iv)

An additional $300,000 on or before February 1, 2006 (extended to June 30, 2006, per February 2, 2006 letter agreement);

(v)

An additional $450,000 on or before November 15, 2006; and

(vi)

An additional $450,000 on or before November 15, 2007.

Upon payment of the $220,000 cash payment and completion of the expenditures as noted in (ii)(a) to (c) above, Entourage will have exercised the Option as to a 25% interest in the property.

Upon payment of the $220,000 cash payment and completion of all of the expenditures as noted in (ii) above, the Company will have exercised the option and earned a 50% interest in the Property.

The term of the Agreement is for 5 years at which time the agreement, and the option granted thereunder, shall terminate if the option has not been exercised.

On October 20, 2005, the Company, by way of an assignment agreement with CMKM and United Carina the Company increased its interest in the Hatchet Lake property by assuming all of the interests of CMKM in the Hatchet Lake properties.

As consideration for the assignment agreement, the Company agreed to issue 15,000,000 of its common shares (issued January 3, 2006) to the CMKM shareholders.  The 15,000,000 shares have been recorded as mineral property expenditures and an obligation to issue shares totaling $2,650,500 in the year ended December 31, 2005.

As a result of this assignment agreement, and the subsequent “New Hatchet Lake Option Agreement”, also dated October 20, 2005, the Company now has a right to earn a 50% interest in the Hatchet Lake property by:

(i)

paying $220,000 on or before November 15, 2005 (paid), to United Carina; and

(ii)

making the following exploration expenditures on the property:

 (a) on or before December 31, 2005, $100,000 (completed February 2, 2006);

 (b) on or before February 1, 2006, an additional $300,000 (extended to June 30, 2006);

(c) on or before November 15, 2006, an additional $450,000. (Extended to November 15, 2007 by agreement dated June 30, 2006)

    (d) on or before November 15, 2007, an additional $450,000.  (Extended to November 15, 2007 by agreement dated June 30, 2006)

In the fall of 2005, United Carina announced to the Company that line cutting and trench sampling was completed on the property. Drilling of targets on the Hatchet Lake prospect began in the last week of March 2006. The original 10-hole program was shortened due to un-seasonally warm spring weather in the area.  Assays from the 4 completed drill holes did not identify anomalous uranium values.

On March 17, 2007, United Carina announced to the Company that the 2007 winter drill program was underway at Hatchet Lake.  An 8-hole drill program was begun on the lake targets with results expected in late spring to early summer 2007.  On May 15, 2007 United Carina announced that 385.5 meters had been drilled in four holes at Hatchet Lake.  Drill core was sent to Saskatchewan Research Council for analysis and results are pending.

There is no NI 43-101 compliant report yet completed on the Hatchet Lake property. United Carina Resources Corp. is the Operator of the Hatchet Lake prospect.

1.2.1(b) Nevada Property (Abandoned)

In June 2004, we announced that we signed a definitive agreement with Goodsprings Development Corp. (“Goodsprings”), a Nevada based corporation, whereby we may earn a 100% interest in the GBW project in Esmeralda County, Nevada commonly known as the “Black Warrior Project” in the Company’s other disclosure documents.   The agreement between Goodsprings and Entourage is a sub-lease agreement to the original property agreement between Goodsprings and Apex Deep Mines, also a Nevada based company.

All payment required under the Entourage-Goodsprings Agreement were paid in a timely manner.  The Company drilled 11 holes on the Black Warrior project.  The initial 9 holes did not find anomalous gold or silver showings however the final two holes intersected 30 feet of slightly anomalous gold values ranging up to .435 g/t.   There was no exploration work done on the Black Warrior Project in this year and in November 2006 the Company informed Goodsprings that the Company was relinquishing its interest in the Black Warrior project.

The Company advanced Goodsprings $7,500 to reclaim the property and to remediate it to its natural state.  Some time in 2007, after the remediated areas pass the scrutiny of the Bureau of Land Management (the “BLM”) the Company will be reimbursed the $11,400 reclamation bond posted by the Company in May 2005.  As well, the Company has been informed by Goodsprings that less than $7,500 was required to remediate the property but both parties agreed that any residual would remain with Goodsprings until the BLM was refunded

1.2(c) Smeaton/Forte a la Corne Property

On October 20, 2005, the Company announced a series of property option (earn-in interest) agreements (the “Saskatchewan Property transactions”) with CMKM Diamonds Inc., United Carina Resources Corp. and 10104075 Saskatchewan Ltd. (a private company) (“1010”), whereby the Company assumed the earn-in rights to properties optioned to CMKM.  CMKM was about to default on its option agreements and Entourage realized an opportunity to acquire prospective diamond and uranium prospects in Saskatchewan.  One such property is termed the Smeaton/Forte a la Corne/Green Lake Diamond prospect (the “Smeaton Property”).

The Smeaton Property consisted of a 1.5 million acre parcel of claims.  Previous to the Entourage-CMKM agreements, CMKM and 1010 had flown an airborne geophysical survey of the Smeaton Properties.  The Company’s geologist, James Turner, P. Geo., reviewed the results of the survey and reported to the Company that 20 priority  diamond targets existed on the parcel, but in light of the $12 hectare maintenance fees payable, certain of the claims should be allowed to lapse for lack of potential.  The present parcel remains at approximately 500 claims (200,000 hectares) but will eventually be whittled down to only those claims that contain mineralized potential.  10104075 Saskatchewan Ltd. is the operator of the Smeaton Property.

In December 2005, the Operator commenced drilling on a priority target on the property.  The drilling encountered kimberlitic rock at approximately 530 feet and continued in kimberlite for over 300 feet eventually ending in dolomites at about 900 feet.  An independent kimberlite expert, Harrison Cookenboo, (PhD, P. Geo.), a qualified person, reviewed initial samples and concluded:

“both pieces of core are in most respects closely similar to macrocrystic serpentine calcite kimberlite, but with some atypical features for kimberlite “sensu-stricto”, and suggests that the examined samples are best referred to as kimberlite or a closely related “kimberlitic” rock type with the potential for carrying diamonds”.

On January 10, 2006, the Operator informed the Company that the first drill target (Target: C-Gpp) on the Smeaton Property had been completed after encountering difficult drilling 1000 feet into the target.  The hole finished in dolomites and the Operator decided to drill the second hole 30 meters to the northwest where geo-physical data implied that the center of the kimberlite may be situated.

The kimberlitic rock from the first drill hole was sent to Saskatchewan Research Council for caustic fusion and micro-diamond analysis.  The kimberltic rock did not yield any micro-diamonds however chromites were found in the drill core.  In 2005, the Company expended $200,630.00 on the Smeaton prospect; the Smeaton project has 20 priority targets to be investigated and as of the date of this report has examined four of these targets.

There has been no additional work done on the Smeaton claims subsequent to the Company’s drilling of January 2006. The Company has requested of 1010, all information on the Smeaton claims so that a compliant NI 43-101

Technical Report could be commissioned for the Smeaton claims however 1010 has not responded to these requests.  The Company considers these claims as non-operational until such a report can be completed.

In early 2006, the Company advised 1010, which acts as the Operator of the Property,  that it would not participate in any further exploration by 1010 unless the exploration was conducted in accordance with NI 43-101 recommendations and mining best practices which to date have not been met.   1010 nevertheless proceeded to perform work on the property and, on March 26, 2006, sent invoices to the Company totalling approximately $280,000.

The Company has denied any liability under the terms of the Agreement or in any other way, for these invoices and has so advised 1010, most recently in its letter to 1010 dated April 27, 2007. The Company has not received a response to date from 1010. The Company has not recorded any liability in its financial statements in connection with these invoices. To date, no collections or other proceedings have been commenced by 1010.

There is a risk that 1010 might commence collections or other proceedings.  In that event, while the Company would vigorously defend its position that it is not liable in any way for funds claimed pursuant to the invoices, there is the risk that a proceeding by 1010 could be successful.  The Company cannot assess the probability of that risk and accordingly, the likelihood of loss, if any, is presently not determinable.

1.2(d) The Doran (Quebec) Uranium Prospect

In March of 2005, the Company entered into an option agreement with Fayz Yacoub, a professional geologist and businessman from Vancouver, whereby the Company could acquire 44 claim blocks prospective for uranium situated in Costebelle Township in eastern Quebec.  Subsequent to entering into the property agreement, 2 additional claims blocks have been added to the project.

The Doran Uranium property consists of 47-contiguous mineral claims (polygons) covering approximately 2473.3 hectares in the Baie Johan Beetz area of Costebelle Township, Quebec. The claim block is centered at GPS 548009 E and 5572265 N.

The Doran property is located in the southeastern part of Quebec, along the north shore of the Gulf of St. Lawrence, and about 25 kilometers west of Aguanish, approximately 85 kilometers east of Havre St. Pierre. The property extends inland from the Gulf of St Lawrence a distance of approximately 10 kilometers to the north.

The property is situated within the Costebelle Township, NTS map sheet 12 L/08. Access to the property is by daily scheduled flights to Natashquan-Aguanish, then by car from Aguanish to the Pashshibou River and to the southern part of the property.

The topography of the property for the most part is rolling hills having a maximum relief of 100 feet with elevation ranging from sea level to 100 feet. All mineralized areas of interest are located comfortably above sea and river levels. Any heavy equipment could very easily be driven from the road to any of the mineralized zones.

Exploration, including geological mapping, rock sampling, trenching and shallow drilling on the Doran Uranium Deposit resulted in the estimation of a historical uranium resource which requires verification to conform to Canadian NI 43-101 geological reporting standards. Before these standards were initiated, previous work on the property, done by Aguanish Uranium Inc., Noranda and Lacana Mining, was successful in locating and partially exposing several potential target areas, including the Doran East Centre target where three holes were drilled (1978) 14 feet apart with cores returning values of 6.4, 6.4 and 9.2 Lbs. Per ton uranium (U3 O8).

Entourage made a down payment of $35,000 to acquire the option and agreed to a work commitment of $200,000 of exploration in the first year of the Doran Uranium Property agreement.

The Company expended $245,591.00 in exploration work on the property in fiscal year 2005 and a compliant report by Eric Ostensoe (P. Geo,) was commissioned.  In late February 2006, Mr. Ostensoe completed his report and the Company posted the report on Sedar and Edgar (March 09, 2006) as well as the Company website.  In April 2007 an updated NI 43-101 Technical Report was prepared by Michel Proulx, M. Sc., P. Geo and Michel Boilly, Ph D, P Geo, both Qualified Persons as that term is described in National Instrument 43-101, and this report was filed on Sedar by Abbastar Holdings Ltd. on May 2, 2007.

In May 2006, the Company advanced to On Track Explorations, the Doran project operator, $150,000CDN to commence drilling and ground exploration work as outlined in Mr. Ostensoe’s report.  Drilling has commenced on the “Main Zone” of the Doran property; however, backlogs at assay laboratories are expected to result in delays of assay results that will be released when received.  The Company’s option agreement on the Doran property requires that the Company expend $300,000 in year two of the agreement.

The Company expended $346,166 on drilling and exploration in fiscal 2006 and reported drill results on July 20, 2006.  As well, in July the Government of Quebec reimbursed the Company $57,745 as part of the Province’s mining exploration incentive program. This rebate was based upon the Company’s 2005 drilling exploration expenses.  At the time of this report the Company is raising additional capital to drill additional anomalies situated in the north and north-east sectors of the property.  Plans to drill this section of the property in the fall of 2006 were impeded by weather conditions that were not conducive to drilling without incurring substantial helicopter costs. The Company hoped to commence exploration on the Doran property in late January or February 2007 when frozen conditions would permit ground transport of drilling equipment thereby eliminating the costly option of helicopter transport of drilling equipment from each drill hole location.  In early February the Company contracted the services of Forages La Virole to commence drilling on the “L” anomaly situated in the north of the Doran property but four to six foot snow drifts prevented the drilling contractor from reaching the “L” anomaly so the work program was cancelled.

On February 13, 2007, the Company entered into a Mineral Property Option agreement with Abbastar Holdings Ltd. (Abbastar), a Vancouver based TSX Venture listed company, whereby Abbastar could earn up to 70% interest in the Doran property by paying the Company a one time $100,000 CDN payment (upon filing of the agreement) and expending $5,000,000 (five million) over four years.  The TSX Venture Exchange approved this transaction on May 30, 2007.

On May 11, 2007, Entourage and Abbastar announced that drilling had commenced on the “L” anomaly of the Doran project and as of this report 11 holes have been completed.  It is expected that the drilling will commence on the “N” anomaly by June 1, 2007.  All drill results will be published when available.

Competitive factors in the market for mineral resources

 The Company is prospecting for uranium in Saskatchewan and Quebec.  It is anticipated that uranium generated power will become more popular in the decades to come as rising oil prices and political strife in the world’s oil producing regions continue.  In 2005, the annual spot volume of U3O8 reached 35 million pounds and production of uranium, if any, by the Company would have no significant effect on the price of uranium.

The market for diamonds, for which the Company’s Smeaton Lake properties are prospective, is primarily managed by cartel.  However, although the CSO (the Central Selling Organization) still distributes and markets the majority of the world's rough production, the introduction of new sources of rough (Australia, Russia, Canada, and parts of Africa) has considerably changed the controlled single market system.  Any production of diamonds by the Company would likely have no measurable effect on the world prices.

Applicable Regulations and Permits

The Company has obtained the necessary work, environmental and regulatory permits required to undertake the exploration programs it is undertaking on its mineral properties.  The Company anticipates that, assuming further planned work will be done, there will be no difficulties in obtaining necessary work, environmental and regulatory permits for further exploration work.  The jurisdictions wherein our properties are located have long histories in mining exploration and are friendly and accommodating to mineral exploration.

Capital Expenditures and Exploration Programs

(a)

Hatchet Lake Uranium Prospect

In September 2005 the Company received word from United Carina Resources Corp. that United Carina Resources Corp. had received favourable results from the 2005 boulder-sampling program on its uranium property situated along the eastern edge of the Athabasca basin, in the Wollaston Lake area of Northern Saskatchewan. The property is located approximately 30 kilometres north of major uranium production centers near the Rabbit Lake and McClean Lake mills and their associated high-grade unconformity uranium deposits.

The recent exploration program consisted of sampling Athabasca sandstone boulders for geochemical analysis. Sandstone boulder geochemistry is used to map regional variations in clay minerals and trace element levels to detect hydrothermal alteration associated with unconformity-type uranium mineralization. Important alteration signatures in this part of the Athabasca basin are elevated proportions of illite and chlorite clays and above background geochemistry for boron, lead, arsenic, molybdenum and uranium.

Previous work identified five areas requiring detailed exploration. The 2005 summer exploration program highlighted three areas (areas A, G and a new area -- Le Drew) having anomalous sandstone boulder geochemistry defining target areas for follow-up exploration.

Area A

Encouraging results were obtained south of Hatchet Lake in an area west of Turkey Lake. Sandstone boulders were found exhibiting alteration features and geochemistry common to all the unconformity-related deposits in the eastern Athabasca basin.

Sandstone boulders found at one sample site have outstanding visual alteration features, including gray pyritic sandstone, silicified sandstone and a boulder with secondary hydrothermal hematite. Boulders in the area have anomalous geochemistry, with boron values up to 26 parts per million (median six parts per million), uranium values up to 0.67 part per million (median 0.21 part per million), lead values up to 0.96 part per million (median 0.53 part per million) and arsenic values up to 0.5 part per million (median 0.2 part per million). The sandstone is moderately illitic.

Immediately up-ice from the site and within the overall geochemical anomaly are two untested geophysical conductors. These conductors occur 10 kilometres along strike of Areva's Moonlight zone, which has intersections up to 1.76 per cent U per 1.5 metres.

Sandstone thickness in the area of the conductors is estimated to be 50 metres.

Area G

Boulder sampling identified target area G along the eastern edge of the Athabasca sandstone, south of Tromberg Bay. Geochemical values are up to 0.31 part per million uranium (median 0.21 part per million), up to 31 parts per million boron (median six parts per million) and the sandstone is strongly illitic. These values are associated with an untested geophysical conductor.

Le Drew

Boulder sampling highlighted the Le Drew Lake area, near the edge of the Athabasca sandstone. Previous work identified outstanding radon-in-water (uranium pathfinder) anomalies. These were interpreted to coincide with the junction of two major fault systems. The boulder sampling confirms the presence of anomalous uranium values up to 0.89 part per million (median 0.21 part per million) and anomalous lead up to 1.17 parts per million (median 0.53 part per million). A weak, untested geophysical conductor is closely associated with the anomalous boulders.

The boulder sampling program found several other areas weakly anomalous in trace elements and these require more work. One of these is the South Bear property, with uranium values up to 0.56 part per million (median 0.21 part per million), lead up to 2.83 parts per million (median 0.53 part per million) and one sample with 0.4 molybdenum (median 0.05 part per million).

2006 Drilling Update

On March 21, 2006 United Carina reported to the Company that the 10-hole drill hole program at Hatchet Lake was underway.  Warm weather caused plans to change and United Carina and the Company agreed that helicopters would be used to transport drill equipment and workmen to the drill site.  The Companies were able to drill four land targets and partially drill one target situated on a lake.  On April 10, 2006 United Carina informed the Company that warm weather and the weight of the drilling equipment had caused a large crack in the ice of the lake target and that work on the drill site had become dangerous. The companies agreed to ship the core of the four land targets and one lake target for analysis and to suspend drilling on the additional five targets until summer time when dryer conditions would permit safer work conditions.  Drill results from the four drill holes were received from the Saskatchewan Research Laboratory in May 2006 and no anomalous uranium values were found.  The companies discussed continuing drilling operations in the late fall of 2006 once there was a ground freeze in place but exploration conditions were not favourable.  The use of helicopters to assist in drilling and mobilization has proven to be cost prohibitive.

2007 Drilling Update

On March 17, 2007 the companies began stage two of the drilling program at Hatchet Lake.  This phase is to consist of 8 drill holes and is designed to continue where the 2006 program was terminated.  To date four holes have been drilled on the project in 2007 and assay results are pending.

The Company has advanced $320,000CDN in option and work commitments.  The Company requested and received an extension until July 1st, 2006 of an additional $300,000 payment to United Carina that was due on February 1st, 2006.  The Company will need to raise additional capital to meet its ongoing financial commitments for the Hatchet Lake properties.

b)  Black Warrior Exploration Activities

In November 2006, with slight anomalous gold showings from an 11-hole drill program, the Company decided to abandon the Black Warrior project.  The was no exploration completed in 2006 in advance of the Company’s decision to abandon the Black Warrior project

c) Smeaton/Forte a la Corne Exploration Activities

The Smeaton/Forte a la Corne properties were acquired by way of an option agreement between Entourage Mining Ltd. and “10104075 Saskatchewan Ltd., a private Saskatchewan company.  The original claim blocks consisted on 1087 claims encompassing approximately 1.5 million acres situated in the Smeaton, Forte a la Corne, Candle Lake areas of central Saskatchewan.

Originally signed on October 20, 2005, the option agreement did not come into full force until the Company completed its due diligence on the properties, this occurred in December 2006.  The Company contracted the services of James Turner, P. Geo and a “qualified person” as outlined in National Instrument 43-101, to complete the due diligence on behalf of the Company.

Mr. Turner visited the properties, reviewed the claims data provided by 10104075 Saskatchewan Ltd. and matched these data with the results of an airborne survey completed on the properties by the previous optionee, CMKM Diamonds Inc.  Upon completion of Mr. Turner’s due diligence and in light of extensive land claim renewal fees on various claim blocks, the Company decided to renew claims that were shown to have potential to host kimberlite material and allow claims with little mineral potential to lapse.

At the present time, the Company holds approximately 369 of these claims and claims with little or no mineral potential have been allowed to lapse.

Target One: Anomaly C-Gpp

On January 3rd, 2006 the Company announced that drilling had commenced on the first kimberlite target, known as target C-Gpp.  On January 10, 2006 the Company announced that the Operator had intersected apparently re-sedimented and primary kimberlitic breccia and magmatic rocks from 162.2 meters to 270.4 meters beneath overburden, glacial till and Cretaceous sedimentary strata. The drill hole was stopped at 282.5 meters in sediments due to difficult drilling conditions.

Two pieces of C-Gpp target core totaling 30 cm in length were provided to the Company, and examined by independent consultant Harrison Cookenboo (Ph.D., P.Geo), a Qualified Person as that term is defined in National Instrument 43-101. Based on his preliminary petrographic examination, Dr Cookenboo describes "both pieces of core are in most respects closely similar to macrocrystic serpentine calcite kimberlite, but with some atypical features for kimberlite sensu-stricto, and suggests that the examined samples are best referred to as kimberlite or a closely related "kimberlitic" rock type with the potential for carrying diamonds". Detailed evaluation of indicator mineral chemistry, micro-diamond content, and geochemistry were undertaken to better define the diamond potential of the kimberlitic rocks.

The results of caustic fusion on the core of C-Gpp were analysed at the Saskatchewan Research Council faclities in Saskatoon.  Results of caustic fusion did not reveal any micro or macro diamonds although chromites, a diamond indicator mineral, were found.

Target Two: Anomaly D-WJ-7

In late January 2006, drilling began to test magnetic anomaly D-WJ-7, located 11.8km north east of magnetic anomaly C-Gpp-2. This hole was completed at a depth of 288.6 meters where abnormal drilling conditions were encountered. Kimberlite type rock was intersected in WD-4 from 194.1 meters to 281.3 meters. The core samples from this target have not been sent for caustic fusion at this time.  The Company’s diamond consultant, Dr. Harrison Cookenboo, has advised that if mico or macro diamonds were not found in core samples from Target C-Gpp, then more extensive petrographic analysis of core from Target D-WJ-7 should be completed before caustic fusion analysis work.  The Company is waiting the return of Dr. Cookenboo from an unrelated South American fieldtrip before further petrographic analysis is completed on core from Anomaly D-WJ-7.  Further drilling on the Smeaton properties has been halted until drier conditions prevail in central Saskatchewan.

In fiscal year 2005, the Company expended $200,630 on exploration of the Smeaton/Forte a la Corne properties.  The 2006 expenditures on the property were minimal at $29,216 for kimberlitic core analysis.  The Company is obligated to expend a total of $2,500,000CDN by November 2010 on the Smeaton properties in order to earn its 80% interest in the Smeaton/Forte a la Corne properties.

The Company has requested all historical information on the Smeaton claims be forwarded by 10104075 Saskatchewan Ltd. so that a “qualified person” can author a compliant NI 43-101 Technical Report.  At the date of this Management Discussion no such information has been furnished and the Company will await the completion of such a Technical Report before further exploration work will be completed.

d) Doran Uranium Project Exploration Activities

2005 Doran Exploration

In fiscal year 2005, the Company expended a total of $245,591 on exploration of the Doran Uranium Project and, in December of 2005, filed an NI 43-101 geological report on the SEDAR system regarding this Project.

The results of exploration in fiscal year 2005 were encouraging, as detailed in the report.  The report recommended the following for fiscal year 2006:

1.

A technical survey and sampling program of $59,100;

2.

A Phase I diamond drilling program of shallow drill holes costing $141,795; and

3.

A Phase II program of work, the details of which are contingent upon the results of (1) and (2) above, of approximately $300,000.

2006 Doran Exploration

The 2006 Doran exploration season consisted of channel sampling on the northern sections of the property and a 16-hole drill program to test the Main Zone situated in the southern half of the property.  The above recommendations were completed in the spring of 2006.  The work included line cutting and trench sampling of the North Zone (“G zone) as well as additional anomalies “E”, “I”, “L”, “N” and "X”.

 On August 30, 2006 the Company reported:  The comprehensive rock saw channel sampling program was successful in identifying previously unrecognized uranium targets. A total of twelve anomalies (N, X, L, Y, R, H, K, I, G, E, A, S) were tested.   Selected highlights of the chemical results are as follows:

Anomaly N returned values between 1.77Lb/t U3O8 across 3 meter and over 4.7 Lb/t U3O8 across 1.5 meter (this value is over the detection limit and the Company is waiting for a final results from ACME Laboratories).  Another sample returned over 3 Lb/t U3O8 over 1.50 meters.

Anomaly X tested by six samples: one sample above 2 Lb/t U3O8, one sample over 1 Lb/t U3O8, three samples returned values over 0.5 Lb/t U3O8 and 1 sample returned a value less than 0.5 Lb/t U3O8.   Sample widths varied between 1 and 5 meters.

Anomaly L is characterized by a north-south trending radioactive pegmatitic ridge approximately 200 meters long by 80 meters wide, a total of 18 rock channel samples were collected, six samples returned values over 1 Lb/t U3O8, 7 samples returned values between 0.5 Lb/t U3O8 and 1 Lb/t U3O8 and 5 samples returned values less than 0.5 Lb/t U3O8.   Sample widths varied between 1 and 12 meters.  (All values (t) refer to short tons)

Anomalies A, E, G, H, K R and Y all returned elevated values of U3O8 and the results of these samples are available on the Company web site (www.entouragemining.com) under Projects-Doran.

As well the Company reported: A total of 63 rock saw samples were tested of which four samples returned over 2 Lb/t U3O8, 13 samples returned values of more than 1 Lb/t U3O8, 15 samples returned values greater than .5Lb/t U3O8 and 12 samples above .25Lb/t U3O8.  A detailed interpretation of the results was completed by the project geologist Mr. Michel Proulx (a “Qualified Person” as that term is defined in NI 43-101) and a drilling program is being designed to test anomalies N, X and L before the end of the season.  Since the number of drill targets is high the Company will not be able to drill all of the anomalies in this drilling season.  The Company planned to drill the remaining anomalies in early 2007 but deep snow prevented the drilling contractor from accessing the northern parts of the property.   Additional holes in the Main Zone, situated in the southern portion of the property, are also planned.  The Main Zone was drilled in May 2006.

The 2006 exploration expenditures total $356,198.34 with an additional $106,000 expended in the attempt to drill the “L” anomaly in February 2007.  The Company made the $75,000 property payment to the vendor, Fayz Yacoub, on March 8, 2007

On February 13, 2007, the Company entered into a Mineral Property Option agreement with Abbastar Holdings Ltd. (Abbastar), a Vancouver based TSX Venture listed company, whereby Abbastar could earn up tp 70% interest in the

Doran property by paying the Company a one time $100,000 CDN payment (upon filing of the agreement) and expending $5,000,000 (five million) over four years.  The TSX Venture Exchange has not approved this transaction as of April 10, 2007.

Doran 2007 Drilling

On May 11, 2007, Entourage and Abbastar Holdings announced that Phase One of the second drill program had begun.  To date, drilling of the “L” anomaly has been completed and drill results are pending.  It is anticipated that Phase Two of the program, designed to drill the “N” anomaly, will begin on or about June 1, 2007.

All drill results will be published once the first two phases of the drill program have been completed.

1.3

Selected Annual Information

Fiscal Year

2006

2005

2004

  ($)

   ($)

   ($)

Net Sales

  0

   0

   0

Loss before taxes

3,017,828

10,088,960

958,822

Basic and Diluted Loss per Share

0.04

0.57

 0.06

Net Loss

2,973,161

10,068,841

956,446

Total Assets

193,763

514,036

466,727

Long Term Financial Liabilities

  n/a

  n/a

  n/a

Cash Dividends Declared

  n/a

  n/a

  n/a

The Company’s financial statements are expressed in Canadian dollars and have been prepared in accordance with the US generally accepted accounting principles.

1.4

Results of Operations for the Period Ended March 31, 2007

The Company’s loss (as well as operating expenses) for the three months ended March 31, 2007 (‘interim 2007’) totaled $402,182 or $0.01 per share compared to $2,130,679 or $0.03 per share for the three months ended March 31, 2006 (‘interim 2006’). The losses in interim 2007 were much lower mainly because during interim 2007 the stock based compensation (which resulted from re-pricing of existing 5,050,000 stock options to US$0.25 per share) was only $92,900; whereas during interim 2006, the Company granted options to purchase 3,500,000 common shares of the Company at US$0.40 resulting in a stock based compensation expense of $1,717,984. During interim 2007 the office and sundry expenses were $22,975 as compared to $17,566 during interim 2006. During interim 2007 the consulting expenses were $9,000 compared to $10,650 for interim 2006; professional fees were $1,471 during interim 2007 compared to $8,197 for interim 2006, promotion and travel expenses were $45,945 in interim 2007 compared to $21,393 in interim 2006 (reflecting more travel undertaken by the Company’s management and more promotional activities in 2007) and management fees were $21,500 in interim 2007 as compared to $22,000 in interim 2006.

The Company expended a net total of $208,007 in mineral property acquisition and exploration costs in interim 2007. This constituted primarily of the option payments of $75,000 cash and 500,000 shares for the Doran (Quebec) uranium property (which were reduced by $100,000 received from Abbastar Holdings Ltd. for optioning the Doran property to them) and approximately $57,477 in actual exploration costs on the Doran property. The Company expended a total of $332,299 in mineral property acquisition and exploration costs in interim 2006. This constituted of option payments of $100,000 to United Carina Resources for the Saskatchewan uranium property; and $35,000 cash and 125,000 shares for the Doran (Quebec) uranium property and $133,774 in actual exploration costs on the various properties

1.5

Summary of Quarterly Results

In Canadian dollars

	2007	2006	2006	2006	2006	2005	2005	2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net sales	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss	402,182	138,169	7,903	741,077	2,130,679	9,567,779	188,698	117,641
Basic and diluted loss per share	0.01	0.00	$0.00	$0.01	$0.03	$0.54	$0.01	$0.01
Net loss	402,182	93,502	7,903	741,077	2,130,679	9,547,660	$188,698	117,641
Basic and diluted net loss per share	0.01	0.00	$0.00	$0.01	$0.03	$0.54	$0.01	0.01

The Company’s financial statements are expressed in Canadian dollars and have been prepared in accordance with U.S. generally accepted accounting principles.

1.6

Liquidity

On March 31, 2007, the Company had $57,293 in cash compared to having $126,611 on December 31, 2006.  On March 31, 2007 the Company had a positive working capital surplus of $9,026, whereas on December 31, 2006, the Company had a positive working capital surplus of $87,596.

During the three months ended March 31, 2007, 50,000 incentive stock options with a strike price of USD $0.15 were struck by an optionee, and the Company, on March 30, 2007, closed a USD $0.15 per unit private placement of 266,667 units (with one share and one-half one year warrant  exercisable at US$0.25) to two sophisticated investors. During April, 2007, further 50,000 incentive stock options with a strike price of USD $0.15 were struck by another optionee.

At this time, the Company feels it has adequate working capital to continue funding its general and administrative costs, as well as some exploration of its Doran mineral properties.  However, significant exploration costs will require raising additional working capital.

1.7

Capital Resources

Our auditors have issued a going concern opinion.  This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals.  Accordingly, we must raise cash continuously from sources other than the sale of minerals found on the properties.  That cash must be raised from other sources.  Our only other source for cash at this time is investments by others in Entourage Mining Ltd.  We must raise cash to implement our projects and stay in business.  Even if we raise money, we do not know how long the money will last. It depends upon the amount of exploration we conduct and the cost thereof.  We won’t know that information until we advance the exploration of our properties.  We will not continue exploration of our properties until we raise money.

If we find mineralized material and it is economically feasible to remove the mineralized material, we will attempt to raise additional money through a subsequent private placement, public offering or through loans. If we do not raise all of the money we need, we will have to find alternative sources of funding, like a public offering, a private placement of securities, or loans from our officers or others.

1.8

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9

Transactions with Related Parties

During the period ended March 31, 2007, the Company incurred $21,500 (2006 – $22,000) for management fees to directors and officers of the Company.

Amounts payable to related parties at March 31, 2007 of $11,285 (December 31, 2006 - $29,352) is to directors.

The above transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

1.10

Fourth Quarter

This section is not applicable during this quarter.

1.11

Proposed Transactions

There are no pending transactions to report.

1.12

 Critical Accounting Estimates

This section is not applicable as the Company has no material accounting estimates.  Material accounting estimates usually disclosed by resource issuers such as assumptions regarding depletion, resource and production values and capital write downs are not applicable to the Company as it is still at an exploration and development stage.

1.13

Changes in Accounting Policies including Initial Adoption

There have been no changes to the Company’s existing policies.

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Option Payments and Exploration Costs:

The Company expenses all costs related to the maintenance and exploration of mineral claims in which it has secured exploration rights prior to the establishment of proven and probable reserves.  To date, the Company has not established the commercial feasibility of its exploration prospects, therefore, all costs are being expensed.

Income Taxes:

The Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 109 – “Accounting for Income Taxes” (“SFAS 109”).  This standard requires the use of the asset and liability approach for accounting and reporting on income taxes.  Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  To the extent that it is not more likely than not that a deferred tax asset will be realized, a valuation allowance is provided.

Stock Based Compensation:

Effective from January 1, 2003, the Company adopted the fair value method of accounting for employee stock compensation cost pursuant to Financial Accounting Standards Board (“FASB”) Statement No. 123.  Prior to that date, the Company used the intrinsic value method under APB Opinion No. 25 “Accounting for Stock Issued to Employees”, and complied with the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148 as described above. Because the fair value method has been adopted for employee stock options no pro-forma information, as required pursuant to APB No. 25, is provided.

Earnings (Loss) Per Share:

Basic earnings (loss) per common share is computed in accordance with SFAS No. 128 – “Earnings Per Share” by dividing income and losses by the weighted average number of common shares outstanding that year.  Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares.

Exploration Stage Company:

The Company is an exploration stage company as defined in the Statements of Financial Standards No. 7  All losses accumulated since inception have been considered as part of the Company’s exploration activities.

1.14

Financial Instruments and Other Risks

The Company’s financial instruments consist of cash, accounts receivable, taxes recoverable, accounts payable and accrued liabilities, bank loan and amounts due to related parties.  The fair value of the Company’s arms length current financial assets and current liabilities are estimated by management to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.  The fair value of debt and equity portions of convertible debentures are disclosed separately.

The fair value of amounts due to related parties are assumed to equal their stated value.  Comparable arms-length risk profiles, terms and interest rates are not available for management to determine if any fair value adjustments are required.

The Company is at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations other than those costs for reclamation disclosed under “Environmental Law” herein.

The Company is not exposed to significant credit concentration or interest rate risk.

The Company’s functional currency is the Canadian dollar.  The Company operates in foreign jurisdictions, giving rise to significant exposure to market risks from changes in foreign currency rates.  The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.  Currently, the Company does not use any hedging or derivative instruments to reduce its exposure to foreign currency risk.

1.15

Other MD & A Requirements

The current directors and officers of the Company are:

Dr. Paul Shatzko, Chairman of the Board, Director

Mr. Gregory F Kennedy, President, CEO and Director

Mr. Michael B Hart, Director

Corey Klassen, Director

Pradeep Varshney, Chief Financial Officer

1.16   Internal Control Environment

As required by Multilateral Instrument 52-109, management carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2006.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations, and are effective in ensuring that information required to be disclosed in the reports that the Company files is accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosure.

There were no significant changes to the Company's control environment.

Website

The Company maintains a website at www.entouragemining.com which serves as an information source for its investors.

Cautionary Note on Forward-looking statements

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe the Company’s future plans, expectations, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends”, “expects”, “estimates”, “may”, “could”, “could”, “will”, or “plan”.  Since forward-looking statements are based on assumptions and address future events or conditions, by their very nature they involve inherent risks and uncertainties.  Actual results relating to, among other things, results of exploration, reclamation, capital cost, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements.  The Company does not undertake to update any forward-looking statements that may be made from time to time or on its behalf, except in accordance with applicable securities laws.

Entourage Mining Ltd.

“Gregory F Kennedy”

Gregory F Kennedy

President and Director

May 30, 2007